Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

Contact:
News Release	Media:	Miles Russell +44 20 3124 7446 +44 7903262118 Miles.Russell@willis.com Stephen Cohen +1 212 886 9332 Stephen.Cohen@teneostrategy.com

	Investors:	Matt Rohrmann +1 212 915 8180 Matt.Rohrmann@Willis.com

WILLIS GROUP CONFIRMS COMMITMENT TO EXISTING TERMS OF PROPOSED MERGER

Terms are best and final offer

Transaction creates significant new value for both firms’ shareholders, strengthening both beyond their powerful standalone propositions

LONDON – 9 DECEMBER 2015 – Willis Group Holdings (NYSE: WSH) today confirmed its unwavering commitment to the existing terms of the proposed merger of equals with Towers Watson (NASDAQ: TW), and called upon shareholders of both firms to vote “FOR” the transaction at shareholder meetings scheduled for 11 December 2015.

The proposed transaction has been unanimously agreed upon by both firms’ boards of directors, and (as previously indicated to Towers Watson and consistent with the Towers Watson statement of 7 December) is the best and final offer to which Willis is willing to agree. The proposed deal provides fair and appropriate benefits to both sets of shareholders and is well within the range of comparable “merger of equals” transactions (as demonstrated in Towers Watson’s investor presentation dated 25 November).

James McCann, Chairman of Willis Group, said: “Willis is fully committed to the negotiated terms of the proposed merger of equals. We call on shareholders of both firms to support the agreed deal.”

Dominic Casserley, Willis Group Chief Executive Officer, said: “This is a transformational deal, with the combined firm creating significant opportunity for shareholders, clients and employees alike. Investors should support this deal as it will drive value creation, building on the two firms’ powerful standalone propositions. With the long-term interests of all constituents in mind, and based on shareholder discussions, we affirm our commitment to closing the transaction but only on the agreed terms.”

Willis will hold an extraordinary general meeting of its stockholders to vote on the proposed merger with Towers Watson at 8:30 a.m. on December 11, 2015 at the Conrad Hotel, 102 North End Ave, New York, NY 10282. Willis stockholders of record as of the close of business on October 2, 2015 will be entitled to vote at the meeting.

Willis investors with questions about the transaction or how to vote their shares may contact the firm’s proxy solicitor, Morrow & Co, LLC at 1 (800) 278-2141. Additional information on how to vote is available at www.willisandtowerswatson.mergerannouncement.com.

####

About Willis

Willis Group Holdings plc, is a leading global risk advisory, re/insurance broking and human capital and benefits firm. With roots dating to 1828, Willis operates today on every continent with more than 18,000 employees in over 400 offices. Willis offers its clients superior expertise, teamwork, innovation and market-leading products and professional services in risk management and transfer. Our experts rank among the world’s leading authorities on analytics, modelling and mitigation strategies at the intersection of global commerce and extreme events. Find more information at our website, www.willis.com, our award-winning leadership journal, Resilience, or our up-to-the-minute blog on breaking news, WillisWire. Across geographies, industries and specialisms, Willis provides its local and multinational clients with resilience for a risky world.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the Commission on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY, 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.

Additional risks and factors are identified under “Risk Factors” in Willis’ and Towers Watson’s Annual Reports on Form 10-K for their most recent fiscal years, as may be updated in their subsequent filings with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.